STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.   Tel:  +44 207 611 8960
Aldwych House            Fax:  +44 207 611 8965
71-91 Aldwych            www.  stolt-nielsen.com
London WC2B 4HN
United Kingdom

    STOLT-NIELSEN FILES RENEWED APPLICATION WITH THE SUPREME COURT; SEEKS TO MAINTAIN DISTRICT COURT-ORDERED INJUNCTION THAT SUPPORTS DOJ AMNESTY AGREEMENT

London - July 26, 2006 - Stolt-Nielsen (NasdaqNM: SNSA; Oslo Stock Exchange:
SNI) announced today that it has asked Supreme Court Justice John Paul Stevens to keep in force an injunction by a federal district court that prevents the Department of Justice's Antitrust Division from breaching its amnesty agreement and bringing charges against the Company and its executives.

In a Renewed Application, pursuant to Rule 22.4 of the Rules of the Supreme Court of the United States, the Company formally requested that Justice Stevens (the Circuit Justice for the Seventh Circuit) stay the lifting of the injunction that was ordered by the Third Circuit earlier this month. The renewed application comes following a decision by Justice David Souter (the Circuit Justice for the Third Circuit) on Tuesday not to intervene in the case.

The Company is seeking this stay from Justice Stevens in his role as Circuit Justice for the Seventh Circuit because of the split between the Seventh Circuit and the Third Circuit on the underlying constitutional issues at stake in this matter.

Separately, Stolt-Nielsen last week asked the U.S. Supreme Court to agree to review the case and the Antitrust Division's attempt to breach its promise of amnesty for the Company. Justice Souter's determination does not, and any decision by Justice Stevens will not, have an impact on Stolt-Nielsen's ability to pursue Supreme Court review by writ of certiorari.

"Whether or not we ultimately succeed with Supreme Court review of the case, we will promptly move to dismiss any action brought against the Company by advancing the very same legal arguments that prevailed when the district court enjoined any prosecution based on our amnesty agreement with the Antitrust Division," said Mr. Hurlock.

Contacts:

Jan Engelhardtsen
44 20 7611 8972
jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-
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looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.